SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 18, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on November 18, 2004

Amsterdam • 18 November 2004

ING announces sale of Life of Georgia to Jackson National Life

ING Group announced today it has reached definitive agreement with Jackson National Life (JNL) through an affiliate for the sale of Atlanta-based Life Insurance Company of Georgia (Life of Georgia). Jackson National Life is an indirect, wholly owned subsidiary of Prudential PLC.

Under the terms of the transaction, JNL will pay EUR 197 million, subject to adjustment for actual capital retained by Life of Georgia, to acquire all of the stock of Life of Georgia, which currently has a portfolio of approximately 1.6 million life insurance policies and annuity contracts, and in force life insurance and annuity premium of EUR 116 million. Subject to regulatory approval, the companies anticipate the transaction would be finalised in the first quarter of 2005 and is expected to result in a pre-tax loss to ING under International Financial Reporting Standards of less than EUR 150 million. Definitive tax implications are still under consideration. The funds generated from the transaction and the reduced capital requirement in ING’s U.S. insurance are expected to improve ING Group’s debt/equity ratio by 70 basis points and increase the capital coverage ratio of ING Insurance by 3 percentage points. The required capital will be reduced by EUR 225 million as part of this transaction.

“The decision to sell the company was made following a lengthy strategic business review process that determined Life of Georgia is no longer aligned with ING’s core business strategy,” said Fred Hubbell, member of the Executive Board of ING Group and chairman of Insurance Americas. “Although Life of Georgia is no longer core for ING, it is an attractive business for JNL as a result of its distribution, a large and loyal customer base and stable earnings. Further, we believe JNL’s interests are more closely aligned with Life of Georgia’s policyholders’ needs.”

Press enquiries: ING Group, Dailah Nihot, +31 20 541 6516, dailah.nihot@ing.com ING Americas, Dianne Bernez, +1 770 618 3910, dianne.bernez@us.ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of over 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe
C.F. Drabbe Assistant General Counsel

Dated: November 18, 2004